June 5, 2009

Ms. Effie Simpson

U. S. Securities and Exchange Commission

Washington, D.C.  20549

Re:	SkyPostal Networks, Inc.
Form 10-K for the year ended December 31, 2008
Filed March 31, 2009
File No. 0-52137

Dear Ms. Simpson:

This letter is in response to your letter dated May 19, 2009.  Your letter requested a response from SkyPostal Networks, Inc. (“the Company”) within ten business days, on or before June 2, 2009.  However, pursuant to a phone call to Ms. Simpson, we were given an extension to file no later than June 5, 2009.  Attached, please find our response.  Please note that the format of the response first sets out the comments from the May 19th letter and then provides the Company’s response.

We look forward to working with you in answering any further questions or comments that you may have with respect to our response.  Should you have any questions or further comments regarding the Company’s response, please contact the undersigned at (305) 436-6812 or fax 305-599-1033. If you wish to correspond via mail our address is 7805 NW 15th Street, Miami, FL 33126.

Very truly yours,

/s/ Albert P. Hernandez
Albert P. Hernandez
Chief Executive Officer

Contractual Obligations, page 18

Q1.         We note from your disclosure on page 18 and page F-17 that on April 1, 2007 SkyPostal agreed to a mandatory redemption with a shareholder of 3,200,000 shares of common stock at a price per share of $1.00 wherein the shareholder has the right to put to SkyPostal up to 160,000 shares each quarter beginning April 1, 2008 (the “put option right”). Also, it appears from page 18 that you are using the guidance in SFAS No. 150 in accounting for this put option right. Additionally, it appears from your disclosure on page 18 that this put option right is exercised at the option of the holder, which would appear to indicate that this financial instrument embodies  a conditional obligation to redeem the put option right rather than an unconditional obligation as outlined in paragraph 9 of SFAS No. 150. In this regard, please fully provide us with your basis and rationale in concluding that this put option right meets the criteria of an unconditional obligation as prescribed under paragraph 9 of SFAS No. 150. As part of your response, please provide us with the terms of this put option right that supports your conclusion and the nature of your relationship with the respective shareholder that holds this put option right. Furthermore, explain to us how you considered the guidance in EITF D-98, in assessing how this put option right should be accounted for in your financial statements. Finally, explain why subsequent measurements of this put option right are accounted for as the difference between the Company’s current stock price and the exercise price of the put option right, rather than as prescribed in paragraph 22 of SFAS No. 150. We may have further comment after receipt of your response.

Response to Question 1:

Accounting for the shares and the put option liability

It is important to note there are two distinct transactions that occurred related to the put option liability in question:

1.     In May 2006, before the put option was issued, $3,197,000 in debt to a shareholder incurred by him as a result of his assumption of an obligation to a bank was converted into 3,144,608 shares of common stock at $1.00 per share which was the estimated fair value at time of conversion. The loan conversion was a condition of a convertible debt raise of approximately $4 million undertaken by the Company in 2006 as part of an attempt to do an IPO on the AIM Market of the London Stock Exchange in October 2006. The IPO was aborted.

2.     In April 2007, almost a year after the conversion described above, the Company granted put options on 3,200,000 shares of common stock to the shareholder who had assumed the bank debt. This decision was made in 2007 in an attempt to assist the shareholder in paying off the debt he had assumed on behalf of the Company. These decisions were made when the Company had only 2 major shareholders and before it did a reverse merger into a public shell in April of 2008. The put options have an exercise price of $1.00 per share and may be exercised at 160,000 shares per quarter beginning on April 1, 2008 and ending on January 1, 2013.

Accordingly, the put option in 2007 is accounted for as a transaction separate from the conversion in 2006. The shares subject to the put option are not mandatorily redeemable under paragraph 9 of SFAS 150 as the put option does not embody “an unconditional obligation requiring the Company to redeem the instrument by transferring its assets at a specified or determinable date (or dates) or upon an event certain to occur.” Accordingly, the Company has recorded as a liability and charged operations for the expected difference in the estimated settlement value of the put option at the balance sheet date.

At December 31, 2007, when the Company’s stock was valued at $0.50 per share, a liability of $1,600,000 was recorded for the difference between the stock price at December 31, 2007 and the exercise price times the number of shares. Such methodology yields the most valid reflection of what the Company will have to commit in cash if the shares are put to them. For example, at December 31, 2008, with the exercise price at $1.00 and the market price at $0.23, the cost to the Company is $0.77 per share to fulfill the put from the shareholder, thus a $0.77 liability per share is reflected on the balance sheet.

Accounting for the change in put option liability

In regards to the treatment of the change in put option liability, management utilized the guidance in paragraph 22 of SFAS 150. Paragraph 22 of SFAS 150 allows two methods for presenting such a change:

1.     If both the amount to be paid and the settlement date are fixed, those instruments shall be measured subsequently at the present value of the amount to be paid at settlement, accruing interest cost using the rate implicit at inception.

2.     If either the amount to be paid or the settlement date varies based on specified conditions, those instruments shall be measured subsequently at the amount of cash that would be paid under the conditions specified in the contract if settlement occurred at the reporting date, recognizing the resulting change in that amount from the previous reporting date as interest cost. Any amounts paid or to be paid to holders of those contracts in excess of the initial measurement amount shall be reflected in interest cost.

Since the stockholder could exercise the put option at any time after a certain period; the Company utilized the second method described in paragraph 22. However, due to the unique circumstances of the Company for the reporting period, so as not to confuse the user, the Company chose to reflect the change in the liability amount as a separate caption on the income statement rather than as a component of interest cost. In April 2008, the Company entered into a reverse merger with Omega United (a registrant) and through the sale of shares raised enough capital to pay off all of the Company’s third party debt.  Thus, after April 2008, there would be no debt for the remainder of the year, and thus no interest. The change in the put option liability is separately identified on the face of the statement of operations and included in the caption other expenses immediately after interest expense.

EITF D-98

Since Statement 150 is now effective, the guidance in EITF D-98 is no longer applicable.

The put option liability is properly accounted for separately from the shares as the issuance of the 3,144,608 in shares and the put option liability are separate transactions in different periods. Also, the presentation of the change in put option liability between reporting periods is presented in a transparent manner to the user of the financial statements.

Item 9A (T) Controls and Procedures, page 22

Q2.         For all the material weaknesses disclosed in your management’s report on internal control over financial reporting on page 23 and 24, please disclose the action you have taken or plan to take to remedy these identified material weaknesses.

Response to Question 2:

The Company has completed a risk assessment, which is the first phase of the necessary work to comply with Sarbanes-Oxley. This assessment was performed by BDO Seidman in September 2008 and referred to on page 17 of the Company’s 10-Q filed on November 14, 2008.

In addition, the Company has taken or plans to take the following actions to address material weaknesses in controls and procedures outlined on page 23 and 24 of our 2008 10K:

•      We did not maintain a sufficient depth of personnel with an appropriate level of accounting knowledge, experience and training in the selection and application of GAAP commensurate with financial reporting requirements. Historically, we have lacked staff with experience pertaining to GAAP and SEC regulations. This control deficiency could result in material misstatements of significant accounts and disclosures that would result in a material misstatement to our interim or annual consolidated financial statements that would not be prevented or detected. Accordingly, management has determined that this control deficiency constitutes a material weakness.

•      Company Action — In February 2009 the Company hired its first fulltime Controller. This executive is a CPA (Maryland), previously worked at Grant Thornton and has significant previous experience in developing and implementing controls and procedures consistent with the requirements of Sarbanes-Oxley. She is currently in the process of developing a plan to correct material weaknesses in controls and procedures to be completed by the end of third quarter 2009.

•      Company Action - Effective June 1, 2009, the Company engaged on a consulting basis a former Partner of a Big 4 accounting firm with extensive experience in addressing complex and technical transactions to assist the Company with technical transactions, external reporting and enhancement of the internal control environment.

•      We did not adequately inform and educate employees of our standards and expectations of integrity and ethical values which includes (but is not limited to) guidelines and policies that address sexual harassment, conflicts of interest, confidential information and trust regulations as well as the Foreign Corrupt Practices Act. We did not actively engage employees on these matters in a way that ensures they not only understand the guidelines and polices established but also know how they are to be integrated into business practices that foster good corporate citizenship.

•      Company Action — The Company is developing a plan to correct material weaknesses in controls and procedures to be completed by the end of third quarter 2009.

•      We did not maintain effective control over certain spreadsheets utilized in the period-end financial reporting process. Specifically, we lacked effective controls related to the completeness, accuracy, validity, and security (restricted access and data security) of consolidation spreadsheet schedules that report revenue, expenses, assets, liabilities and stockholders’ equity. This control deficiency did not result in audit adjustments to the 2008 interim or annual consolidated financial statements. This control deficiency could result in a material misstatement of the aforementioned accounts or disclosures that would result in a material misstatement to our interim or annual consolidated financial statements that would not be prevented or detected. Accordingly, management has determined that this control deficiency constitutes a material weakness.

•      Company Action — The Company is developing a plan to correct material weaknesses in controls and procedures to be completed by the end of third quarter 2009

•      We did not maintain effective controls over access to and maintenance of financial data. Specifically, financial and non-financial data is stored on non-networked laptops and hard drives instead of a central data storage site at our headquarters location.  Furthermore, management lacks data retention policies and processes that ensure the security and availability of current and historic data. This control deficiency did not result in audit adjustments to the 2008 interim or annual consolidated financial statements; however, this control deficiency could result in a material misstatement of our interim or annual consolidated financial statements that would not be prevented or detected. Accordingly, management has determined that this control deficiency constitutes a material weakness.

•      Company Action — The Company is developing a plan to correct material weaknesses in controls and procedures to be completed by the end of third quarter 2009

•      We did not maintain effective controls over the design and maintenance of the headquarters general ledger application. Inadequate maintenance of the headquarters general ledger is manifest in the lack of change management policies, absence of data maintenance plans, and absence of backup/recovery procedures. Furthermore, ongoing monitoring of security and access control is absent. This control deficiency did not result in audit adjustments to the 2008 interim or annual consolidated financial statements. Accordingly, management has determined that this control deficiency constitutes a material weakness.

•      Company Action — The Company is developing a plan to correct material weaknesses in controls and procedures to be completed by the end of third quarter 2009

•      We did not maintain effective controls over segregation of duties. Specifically, certain key financial accounting and reporting personnel had an expansive scope of duties that allowed for the creation, review, approval and processing of financial data without independent review and authorization for preparation of consolidation schedules and resulting financial statements and related disclosures. This control deficiency did not result in audit adjustments to our 2008 interim or annual consolidated financial statements. However, this control deficiency could result in a material misstatement of significant accounts or disclosures that would result in a material misstatement to our interim or annual consolidated financial statements that would not be prevented or detected. Accordingly, management has determined that this control deficiency constitutes a material weakness.

•      Company Action — The Company is developing a plan to correct material weaknesses in controls and procedures to be completed by the end of third quarter 2009

Item 3 — Legal Proceedings, and

Note 6 — Intangibles and Other Assets

Q3.         We note your disclosure regarding the pending arbitration with Crosscheck Media Services and Comm Holdings, Inc. (CHI”) to recover a deposit made by you of $150,000 to Crosscheck Media. It is not clear from the disclosure whether you have recorded any losses associated with the recovery of this $150,000 deposit. Please expand your disclosure to indicate the amount of loss reserves that have been established associated with the recovery of this $150,000 deposit. If no loss has been recorded for the recovery of the $150,000 deposit, please explain why you believe no loss exists or is probable at December 31, 2008. Also, to the extent that you are exposed to material losses in excess of the amounts for which reserves have been established, please revise the notes to your financial statements to include a discussion of the potential range of losses to which you are exposed in connection with this matter. If the range of loss cannot be estimated, state that such an estimate cannot be made and your reason for believing that such a range of loss cannot be estimated. Refer to the guidance outlined in paragraphs 9 and 10 of SFAS No. 5 and SAB Topic 5: Y, Question 2.

Response to Question 3:

Based on numerous discussions with legal counsel, Management concluded that it was more likely than not to recuperate the entire $150,000 and therefore a reserve was not necessary at December 31, 2008.  The Company will evaluate the status of the arbitration each quarter to determine if a reserve is needed. An arbitrator has been agreed by both parties, but no arbitration date has been established. We were advised by counsel that based on the agreement between the Company and CHI, we should be able to recover the deposit pursuant to a claim of unjust enrichment or other equitable theory because CHI did not perform any services. As such we did not provide for a reserve for the year ended December 31, 2008.

Independent Auditors’ Report

Q4.         Please add the city, state, and independent accountant’s conformed signature to the opinion included in the filing in accordance with Rule 2-02(a) of Regulation S-X.

Response to Question 4:

Going forward, the city, state, and independent accountant’s conformed signature will be included in the opinion.

Consolidated Balance Sheets, page F-2

Note 6 - Intangibles and other Assets

Note 10 — Non Compete Agreement, and

Note 15 — Subsequent Events

Q5.         We note the materiality of the balance of non-compete agreement. In light of your recurring losses, negative working capital, going concern uncertainly, recent inability to secure financing for acquisitions, supplementary advise us and expand your disclosure to indicate what consideration was given in recording impairment. As part of your response, please explain in detail any significant assumptions and methodology used in your analysis. Additionally, explain to us and disclose in your financial statements and in the “critical accounting policies” section of MD&A why you concluded that no impairment charge associated with your non-compete agreement was necessary, pursuant to paragraph 7 of SFAS No. 144. We may have further comment upon reviewing your response.

Response to Question 5:

Management believes it would not be appropriate to write the Non-Compete Agreement off at this time. Management notes the counterparty on the Non-Compete Agreement, a former board member, has knowledge of confidential and proprietary information of the Company and is a principal shareholder in a large regional mail delivery network in Latin America. Management believes the Company’s business is a unique one, with few private Company competitors, and is operating in a market that is not yet mature. Based on the business concept of the Company and its potential for growth, the Company continued to raise over $950,000 in the first quarter of 2009 alone through a private placement. As such, management believes it would not be appropriate to write the non-compete agreement off at this time but will continue to amortize and evaluate the non-compete agreement for impairment each reporting period.

Q6.         In addition, supplementally advise us and expand your disclosure to describe the consequences to your business, financial condition, and liquidity for failing to make the scheduled payments. We may have further comment upon reviewing your response.

Response to Question 6:

The Company commenced discussions and negotiations with the counterparty to the Non-Compete Agreement in April 2009 to restructure payment terms and certain other terms. Should any event occur that would render the non-compete to be not enforceable, the non-compete agreement will be deemed impaired and the unamortized balance written off.

Since the third quarter of 2008 the Company has had limited cash available, in part due to a negative cash flow, as shown in the Company’s Cash flow From Operations in the 10-Q and 10-K filings in 2008. To preserve the Company’s cash, the Company decided not to make payments under the Non-Compete Agreement.

The agreement does not provide for any significant remedies for the counterparty in the event of non-payment. The Company is hopeful that it can work out an amicable solution in this situation and even possibly the cessation of payments under the agreement. If such a solution is reached, the liability will be reversed against the unamortized balance of the non-compete with any difference being recorded in the statement of operations. If we are unable to work out such a solution, the non-compete would remain in effect and the Company would continue to evaluate the non-compete each reporting period for impairment.

Commencing with June 2009 Quarterly filing, the Company will expand the disclosure found on pages 18 and 19 of the 2008 10K to include the following,

In management’s opinion the failure of the Company to make payments on the non-compete will not have an adverse effect on the Company’s business, financial condition or liquidity. The Non Compete agreement is between a company controlled by a major shareholder of the Company and the shareholder would not seek legal action against the Company at this time. The shareholder is aware of the Company’s progress in seeking additional capital and will not enforce its rights under the contract at least during calendar year 2009.

Note 6 - Intangibles & Other Assets

Q7.         Please revise this footnote to separately disclose intangibles from other assets, as they represent a material asset category with amortizable lives.

Response to Question 7:

In the future the Company will change its disclosure of Note 6 - Intangibles and Other Assets to more clearly identify intangible assets, as shown below.

Intangibles and other assets include the assets shown below.

Intangibles and Other Assets	2008	2007
Other Assets
Deposit	—	30,000
Escrow Deposit (a)(b)	376,975	—
Security Deposit	78,093	27,698
Subtotal	455,068	57,698
Intangibles
Trade Mark	79,248	32,375
Non-Compete Agreement	735,000	—
License Agreement	142,800	142,800
Subtotal	957,048	175,175
Less: Accumulated Amortization	(116,830)	—
	840,218	175,175

	1,295,286	232,873

Notes to above exhibit:

(a) As a condition of the Securities Exchange (NOTE 1) the Company entered into an understanding with Omega United’s principle shareholders to set up an escrow fund of $500,000 to be used for investor relations during the 12 months following the reverse merger with Omega. In 2008, the Company incurred $123,025 in investor relations expenses that reduced the escrow deposit balance and were charged to the Consolidated Statement of Operations.

(b) As part of the investor relations, on September 18, 2008, the Company entered into a Media Services Agreement with Crosscheck Media Services and Comm Holdings, Inc. (“CHI”) to produce and send out a direct mail information newsletter. The total cost of the mailing would be $575,000, which per the agreement would be paid by CHI. On September 18, 2008 the Company, in error requested William F. Doran, the escrow agent, to make a deposit of $150,000 to Crosscheck Media. To date the mailing has not been produced or sent out. As a result, the Company has requested a refund of its deposit that was incorrectly paid to Crosscheck Media. The agreement with Crosscheck calls for arbitration at the facilities of the American Arbitration Association. In March 2009 Crosscheck was notified by the Company of its request to begin arbitration proceedings.

The Non-Compete Agreement and the License Agreement are amortized using the straight-line method over their estimated useful lives of seven and five years respectively.

This form of presentation will be used in future filings with the Securities and Exchange Commission.

Other

Q8.         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response to Question 8:

We are cognizant that the Company’s management is responsible for the adequacy and accuracy of the disclosure in the filings. We carefully consider and take the necessary steps to ensure that this objective is fully met and that full disclosure is achieved.

We also provide to the Staff the following statements made by the Company:

•      The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to the disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.